Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

                                February 1, 2007

VIA TELECOPY, EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:  Barbara C. Jacobs, Assistant Director

            Re:   Magnitude Information Systems, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 filed On January 3, 2007
                  Commission File No. 333-138961


Dear Assistant Director Jacobs:

      We are filing via EDGAR today our second amendment to our combined, above identified registration statement (the "Amendment ") on behalf of Magnitude Information Systems, Inc. (the "Company").The Amendment contains revisions responsive to the comments set forth in the Staff's letter to the Company, dated January 26, 2007. For the convenience of the Staff's review, we are mailing three (3) paper copies of the Amendment, marked to show all modifications to our Amendment No. 1 filed on January 3, 2007, together with copies of the Staff's January 26, 2007 comment letter, containing 6 comments. Please note the Company's following responses keyed to the Staff's comments in its January 26, 2007 letter:

Registration Statement on Form SB-2

1. We note that you have included in this registration statement certain shares issued or to be issued to be issued to Messrs. Rudnik and Jagels subsequent to the initial filing of this registration statement. Please provide is with your analysis as to why these transactions should not be integrated with the offering that is the subject of your current registration statement, and explain why you believe the transactions satisfied the requirements of Section 4(2) of the Securities Act. Please note that the filing of your registration statement was a general solicitation for investors in your common stock. Please see our no-action letter to the Board of Governors of the Federal Reserve System available May 18, 1984.

      On December 15, 2006, the Company and Steven D. Rudnik, its former President and Chief Executive Officer, signed a second settlement agreement, pursuant to the principal terms of which Mr. Rudnik converted a Company promissory note due him in the principal amount of approximately $100,000, accrued interest thereunder and an accompanying $15,000 debt due him under his original resignation agreement of August 8, 2006, into:

            6,250,000         common shares;
            3,125,000         warrants, exercisable over a three year period at
                              an exercise price of $.05 per share;
            1,583,333         warrants to purchase common shares at the
                              exercise price of $.10 per share anytime during
                              the three-year period, commencing February 18,
                              2007;
            2,903,542         stock options to purchase common shares at the
                              exercise price of $.10 per share anytime during the three-year period commencing February 18, 2007.

      Section 3(a)(9) of the Securities Act provides that the provisions of the Act, including any determination that an offer or sale occurred, do not apply to certain exchanged securities under certain conditions, and states in pertinent part:

            Except with respect to a security exchanged in a case under title 11 of the United States Code, any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange;

      Steven D. Rudnik, held a Company promissory note, a Company security, issued to him by the Company several years prior in the original principal amount of $100,000. This promissory note is a security of the Company and was exchanged by the Company with Mr. Rudnik, an existing security holder, for the securities enumerated above. Company management confirms that no commission or other remuneration was paid or given, directly or indirectly, to anyone for soliciting such exchange.

      We submit that the Company securities issued to Steven Rudnik in exchange for the Company's promissory note were exempt securities under Section 3(a)(9) of the Securities Act. The overall transaction was a privately negotiated transaction between the Company and Mr. Rudnick, not involving a public offering. The obligation to register Mr. Rudnick's shares arose as as a contractual continuation of previous rights Mr. Rudnik retained: Section 6 of Mr. Rudnik's first settlement agreement of August 15, 2007, filed as Exhibit
10.22 in the Amendment, states:

            6. Company confirms that it will continue to include Executive's securities which have been included on previous registration statements in future registration statements.


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

      Section 6 of the August 8, 2006 first settlement agreement with Mr. Rudnik contains the Company promise that it will continue to include Executive's securities in future registration statements, and which securities have been consistently included in previous registration statements. Mr. Rudnik's rights to receive the securities and have them registered under the Act were unchanged over the past several years and were included in past Company registration statements. Accordingly, Mr. Rudnik's rights to registration are separate and apart from the other selling shareholders. To further illustrate that these shares are separate and distinct, we have revised the registration table to indicate that the 13,861,875 common shares arising out of our obligations under the second settlement agreement of December 13, 2006, with our former president and chief executive officer, Steven D. Rudnik, are a separate line item. Further, we have revised our description of the offering to indicate that Mr. Rudncik's shares are separate and have footnoted the transaction in the Selling Shareholders' list. As a sophisticated ex-Executive Officer of the Company, Mr. Rudnik would have qualified as a proper offeree under the requirements for a valid Section 4(2) private offering but received the subject Company securities under a valid claim of exemption under Section 3(a)(9) of the Securities Act, and accordingly, the Company respectfully submits that such issuance was not a public offering that would precipitate the application of Rule 152 since the subject securities are not subject to integration under these circumstances.

      In the second transaction, on January 2, 2007, the Company entered into a settlement agreement with Steven W. Jagels, a former executive officer of the Company, to settle his lawsuit against the Company for claims which included alleged breach of his employment agreement. We agreed to make a payment to him of $20,040 and to issue 3,000,000 common shares to him which we included in our Amendment No. 1. As with Mr. Rudnik, the basis for our claim that the securities issued to Mr. Jagels were exempt securities, and therefore, no violation of Rule 152 occurred, is again based on Section 3(a) of the Securities Act of 1933.
Section 3(a)(10) of the Act provides:

            Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval;

      We respectfully suggest that the Company's exchange transaction with its ex-Executive Officer, Steven Jagels, falls within the parameters of a Section 3(a)(10) exchange: the Company's transaction with its ex-Executive Officer, the resolution of the exchange of legal claims for shares, was carefully negotiated between lawyers; the Court, in this instance, did not hold a fairness hearing, as the transaction involved only one person, and not a class or group of persons, and; that since Mr. Jagels was represented by counsel who negotiated the exchange transaction with the Company, there was no need of a fairness hearing since that task was undertaken in deliberations between Mr. Jagels and his counsel.


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

      Mr. Jagel's decision to exchange his legal claims for Company shares was based upon a privately negotiated transaction between Mr. Jagels, with the advice of his counsel, and the Company, under the auspices of a New Jersey State Court, and did not involve a public offering.

      Mr. Jagels is a sophisticated, ex-Executive Officer of the Company with the ability to make an informed decision with respect to the exchange. As in the case with Mr. Rudnik, the issuance of shares to Mr. Jagels and the subsequent registration for resale were separate and distinct transactions from those of the other selling shareholders. To the best knowledge of Company management, Mr. Jagels did not possess any material, non-public information when making his investment decision to accept the exchange. As in the case with Mr. Rudnik, Steven Jagels was a sophisticated ex-Executive Officer of the Company and would have qualified as a proper offeree under the requirements for a valid Section 4(2) private offering but received the subject Company securities under a valid claim of exemption under Section 3(a)(10) of the Securities Act, and accordingly, the Company respectfully submits that such issuance was not a public offering that would precipitate the application of Rule 152 since the subject securities are not subject to integration under these circumstances.

      However, based upon the possibility that (or, the dearth of legal precedent and no-action letter support of our position) that the exchange of claims with Mr. Jagels does not fall within the scope of the Section 3(a)(10) exemption, and to remove any indicia of appearing as if part of the resale of the selling shareholders' securities (although there is no integration issue as this was part of a separate transaction, for different valued consideration, with no obligation for registration in this prospectus, and was a litigation based avoidance of cost (as a use of proceeds), significantly different from the issuance of shares to the Selling Shareholders, the Company has withdrawn from registration the Mr. Jagels' shares.

2. In particular, we note your statement that the registering of the shares in this registration statement was undertaken as part of the transactions with Messrs. Rudnik and Jagels and Section 6(A) of the settlement agreement dated December 13, 2006 with Mr. Rudnik. Please explain how you concluded that the transactions did not involve a public offering and the basis upon which you believed the sale of shares in the transactions to be separate from the resale of those shares. The issuance of the shares to Messrs. Rudnik and Jagels while the registration statement in which those shares are included for sale was pending suggests that the issuance and resale are a single transaction.

      Please see Company's response to Comment No. 1 above.

3. Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations. Please see Release No. 33-8732A, Interpretation J.8B of our July 1977 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

      Please be advised that the Amendment now includes the disclosures required by Release No. 33-8732A under the "new rules" covering Executive Compensation and Related Person Disclosure as clarified by the Commission's Executive Compensation and Related Person Disclosure Transition Questions and Answers, particularly Question 7 thereof.


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

      As required under the "new rules", the Amendment contains those disclosures required by the new Section 402 of Regulation SB: the required Summary Compensation Table, with an accompanying "Explanation" in plain English, discussing the various components of compensation paid to the officers and directors over the past two years; the Outstanding Equity Awards at Fiscal Year-End Table, setting forth the one and only stock grant, but does not include the Director Compensation Table since the Company has not paid any Directors, during fiscal years 2006 and 2005: any perquisites or other personal benefits, tax reimbursements, nor sold any discounted securities nor paid any director any amount paid or accrued pursuant to a plan or arrangement in connection with the resignation, retirement or any other termination of such director or a change in control of the Company, * did not pay any Directors any consulting fees, legacy or charitable programs awards, insurance premium payments for a Director nor did the Company pay any Director any equity award.

      The Amendment does not contain any footnote disclosure required by new
      Item 403(b) since there are no shares pledged as security by any of the Company's named executive officers or directors based upon a management survey. In addition, the Company's officers and directors have reviewed the new rules as set forth in the amended Item 404, including:

            - 404(a) the Broad Principle for Disclosure with its new disclosure triggering dollar threshold amount of the lesser of $120,000 or 1% of an issuer's average total assets at year-end for the last three completed fiscal years;
            -     confirmed that no officer or director was indebted to the
                  Company at any time during the last two fiscal years;
            -     have reviewed the new transactional disclosure requirements concerning the participant's relationship to the Company, interest in the transaction with the Company and the dollar amount involved;
            - the parameters of "indirect" involvement and the exceptions hereto; and
            -     the expanded disclosure concerning Promoters and Control
                  Persons.

      The Amendment, in accordance with the new Item 404(b) Corporate Governance Disclosure, has been revised to disclose the status of the Company's Audit Committee, the fact that the Company's Board of Directors currently performs the functions of the Nominating and Compensation Committees. In addition, the Amendment discloses that


------------
* The negotiated settlements of August 8, 2006 and December 15, 2006 with our former President and Chief Executive Officer, Steven D. Rudnik, was not pursuant to any plan or arrangement for Directors of the Company and the amounts paid to Mr. Rudnik are disclosed in the Summary Compensation Table and in the prospectus section Certain Developments and Related Party Transactions.


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

      none of the current Directors are independent but that it is the intention of the Board of Directors to identify and nominate independent directors and appoint proper Audit, Nominating, and Compensation Committees, comparable to those required by national securities exchanges.

Facing Page

4. Please reconcile the 88,803,334 shares referenced in your fee table with the 85,808,334 shares referenced in footnote 5 to the fee table and counsel's opinion.

      Please be advised that since the removal of the 3,000,000 shares as set forth in the Company's response in Staff Comment No. 1 above, and further recalculation of the new common shares being registered, the 85,683,334 new common shares in the fee table include 3,786,449 common shares underlying options and warrants which, when deducted from such aggregate new common shares being registered, leaves a balance of already issued common shares to be registered of 81,896,885 common shares, the amount identified as well in Counsel's Opinion as Exhibit 5.1 to the Amendment.

Selling Shareholders, page 13

5. We note your response to comment 8 of our letter dated December 19, 2006. We note that natural person disclosure does not appear to have been provided with respect to Janssen Partners nor Tell Capital AG. Please provide the requested disclosure with respect to these stockholders and confirm that all necessary natural person disclosure has been provided.

      Please be advised that we have identified Ulrich Schuerch as the person who has investment and voting control over the Company shares owned of record by Tell Capital AG in Selling Shareholder Transaction Note 25 and Peter Janssen as the person who has voting and investment control over the Company shares owned of record by Janssen Partners in Selling Shareholder Transaction Note No. 23.


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

Item 28. Undertakings

6. Please provide the applicable undertaking pursuant to Item 512(g) of Regulation S-B.

      Please be advised that we have revised the undertaken in the Amendment and have inserted the applicable provisions required by Item 512(g) of Regulation S-B.

      We would be pleased to furnish the Staff with any additional materials or documents necessary to complete its limited review of our Amendment upon request.

                                           Very truly yours,


                                           /s/ Joseph J. Tomasek, Esq.
                                           Joseph J. Tomasek, Esq.

cc:   Daniel Lee, Esq.,
      Staff Securities and Exchange Commission


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